SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-51239
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ROCKVILLE BANK
401(k) PLAN
25 PARK STREET
ROCKVILLE, CONNECTICUT 06066
B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
ROCKVILLE FINANCIAL, INC.
25 PARK STREET
ROCKVILLE, CONNECTICUT 06066

SIGNATURES
EX-23: CONSENT OF INDEPENDENT ACCOUNTANTS

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Financial Statements
The following financial statements are filed as a part of this annual report:
(a)	Financial Statements
1.	Financial statements of The Rockville Bank 401(k) Plan as of December 31, 2005 and 2004 and for the fiscal years ended December 31, 2005 and 2004, including the report of Pue, Chick, Leibowitz & Blezard, LLC with respect thereto.

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THE ROCKVILLE BANK
401(K) PLAN
Together with the Report of Independent
Registered Public Accounting Firm
FINANCIAL STATEMENTS
December 31, 2005 and 2004
SUPPLEMENTAL SCHEDULE
December 31, 2005

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THE ROCKVILLE BANK 401(k) PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2005	10
All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrators, Trustees and Participants in
The Rockville Bank 401(k) Plan
Rockville, Connecticut
We have audited the accompanying statements of net assets available for benefits of THE ROCKVILLE BANK 401(k) PLAN as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of THE ROCKVILLE BANK 401(k) PLAN as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic 2005 financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Pue, Chick, Leibowitz & Blezard, LLC
Certified Public Accountants
Vernon, Connecticut
June 1, 2006

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THE ROCKVILLE BANK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Participant-Directed Investments:

Mutual funds	$1,842,032	$2,227,865
Rockville Financial, Inc. — Common Stock	2,023,611	—
Cash equivalents	2,430	—
Investment contract with insurance company- at contract value	672,553	767,171
Participant loans	67,405	59,764

Total Participant-Directed Investments	4,608,031	3,054,800

Receivables:

Employer contribution	251,135	158,144
Participant contributions	16,234	16,736

Total Receivables	267,369	174,880

Net Assets Available for Benefits	$4,875,400	$3,229,680

SEE NOTES TO FINANCIAL STATEMENTS

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THE ROCKVILLE BANK 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Contributions:

Participant contributions	$499,768	$377,159
Employer contributions	251,135	158,144
Other (including rollover contributions)	440,048	72,652

Total contributions	1,190,951	607,955

Investment income:

Net appreciation in fair value of investments	604,828	211,018
Interest	2,215	2,473

Net investment income	607,043	213,491

Deductions:

Distributions paid to participants	152,274	76,572

Increase in Net Assets	1,645,720	744,874

Net Assets Available for Benefits:

Beginning of year	3,229,680	2,484,806

End of year	$4,875,400	$3,229,680

SEE NOTES TO FINANCIAL STATEMENTS

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THE ROCKVILLE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004
1.	DESCRIPTION OF THE PLAN:

The following description of The Rockville Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.
a.	General — The Plan is a defined contribution plan covering substantially all employees of Rockville Bank (the “Bank”) who have 1,000 hours of service in a completed period of six to twelve months and have attained age 21. The Human Resources Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. State Street Bank and Trust Company and First Bankers Trust Company serve as the Trustees of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

An amendment was made to the Plan as of September 1, 2003 to include Article XI Participating Affiliates. With the consent of the Employer, an Affiliated Employer may adopt the Plan and all of the provisions hereof and participate as a Participating Affiliate.
b.	Contributions — Each year, participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Bank contributes 3% of participants’ compensation annually and for employees hired on or after January 1, 2005, the Bank may make a discretionary matching contribution equal to a uniform percentage of the amount contributed by participants, which percentage is determined each year by the Bank. Additional amounts may be contributed at the discretion of the Bank. No such additional discretionary contributions were made for the years ended December 31, 2005 and 2004. Participants may also contribute amounts representing distributions from other qualified plans and Individual Retirement Accounts and annuities.

c.	Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Bank’s 3% contribution, the Bank’s matching contribution if applicable, the Bank’s discretionary contributions if any, and charged with withdrawals and allocated gains and losses attributable to the account’s investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

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1.	DESCRIPTION OF THE PLAN - Continued
d.	Investments — Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers sixteen mutual funds, an insurance investment contract and Rockville Financial, Inc. common stock as investment options for participants.

e.	Vesting — Participants are always fully vested in their accounts.

f.	Participant Loans — Participants may borrow from their accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the current three-year certificate of deposit rate offered by the Plan Sponsor, Rockville Bank, plus 1% (2.62% to 3.96% at December 31, 2005). There is an administrative loan fee of $150 and a participant may have only one loan outstanding at a time. Principal and interest is paid ratably through payroll deductions. Loans are generally repayable within five years; however, residential loans may be repayable over a period of up to 15 years.

g.	Payment of Benefits — On termination of service for any reason, a participant may receive the value of his or her account as a lump-sum distribution in cash or by delivery of the number of full shares of Rockville Financial, Inc. common stock attributable to the account.

h.	Forfeited Accounts — There are no forfeitures available to offset future employer contributions at December 31, 2005 and 2004 and no forfeitures were utilized to reduce employer contributions in 2005.

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
a.	Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

b.	Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, changes therein, and disclosures. Actual results could differ from those estimates.

c.	Risks and Uncertainties — The Plan utilizes various investment instruments, including plan sponsor stock (Rockville Financial, Inc. — Ticker RCKB), mutual funds, and an insurance investment contract. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

d.	Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value except for its insurance investment contract, which is valued at contract value (Note 3). Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

e.	Administrative Expenses — Administrative expenses of the Plan are paid by the Plan unless paid by Rockville Bank as provided in the Plan Document.

f.	Payment of Benefits — Benefit payments to participants are recorded when paid.

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3.	INVESTMENTS

The following table presents the fair values of investments which represent five percent or more of the Plan’s net assets available for benefits as of December 31:

	2005	2004
Rockville Financial, Inc. — Common Stock	$2,023,611	$—
Columbia Intermediate Bond	—	233,084
Fidelity Advisor Dividend Growth Fund	—	284,043
Oppenheimer Global Fund	322,469	348,003
Columbia Acorn Fund	—	186,051
American Growth Fund of America	300,879	355,319
Russell Aggressive Strategy Fund	181,568	138,870
Russell Moderate Strategy Fund	—	126,526
Russell Balanced Strategy Fund	170,894	159,827

Investments at contract value (Metropolitan Life Insurance Company Stable Value Fund)	672,565	767,171
During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Rockville Financial, Inc. — Common Stock	$460,622	$—
Oppenheimer Global Fund	32,773	46,221
American Growth Fund of America	28,866	36,665
Columbia Acorn Fund	11,855	28,351
Van Kampen Emerging Growth Fund	—	(18,838)
Fidelity Advisor Dividend Growth Fund	(10,057)	39,148
Eaton Vance Small Co. Growth Fund	(1)	(18,289)
Russell Aggressive Strategy Fund	12,168	13,471

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3.	INVESTMENTS — Continued

	2005	2004
Metlife Stable Value Account	22,657	22,238
Columbia Intermediate Bond	1,745	7,320
Russell Balanced Strategy Fund	8,619	13,124
Russell Moderate Strategy Fund	3,547	7,431
Russell Eq Aggressive Class E	4,991	4,920
Fidelity Advisor Mid Cap Fund	1,776	9,415
Alliance Small Cap	4,519	6,219
American Balanced Fund	1,803	3,455
Russell Conservative Class E	86	1,133
Alliance Growth & Income	471	1,402
American Europacific Growth	17,653	6,996
Federated Ultrashort Bond	735	636

Net appreciation of investments	$604,828	$211,018

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated December 2, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

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6.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2002, the Plan entered into a benefit-responsive investment contract with Metropolitan Life Insurance Company (MET). MET maintains the contributions in a master trust. The trust is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The trust is included in the financial statements at contract value as reported to the Plan by MET. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk. The average yield and crediting interest rates were approximately 3.6% and 3.3% for 2005 and 2004, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

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THE ROCKVILLE BANK 401(k) PLAN
EIN: 06-0523930 PN: 002
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR) DECEMBER 31, 2005

		(c) Description of Investment, Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	(d) Cost	Value
*	Rockville Financial, Inc.	Common Stock	$1,583,400	$2,023,611
	Metlife Stable Value Account	Insurance Contract — Fixed Income	672,565	672,553
	American Growth Fund of America	Mutual Fund — Domestic Equity	254,187	300,879
	Oppenheimer Global Fund	Mutual Fund — International Equity	275,200	322,469
	Fidelity Advisor Dividend Growth Fund	Mutual Fund — Domestic Equity	95,726	101,321
	Columbia Intermediate Bond	Mutual Fund — Fixed Income	75,783	74,106
	Columbia Acorn Fund	Mutual Fund — Domestic Equity	133,661	150,357
	Russell Balanced Class E	Mutual Fund — Lifestyle Funds	159,363	171,459
	Russell Aggressive Class E	Mutual Fund — Domestic Equity	164,359	181,568
	Russell Moderate Class E	Mutual Fund — Lifestyle Funds	94,317	98,516
	Fidelity Advisor Mid Cap Fund	Mutual Fund — Domestic Equity	65,161	65,206
	American Balanced Fund	Mutual Fund — Balanced	84,913	85,138
	Federated Ultrashort Bond	Mutual Fund — Fixed Income	17,642	17,533
	Alliance Small Cap	Mutual Fund — Domestic Equity	73,434	72,186
	American Europacific Growth	Mutual Fund — International Equity	96,568	112,260
	Russell Eq Aggressive Class E	Mutual Fund — Lifestyle Funds	47,781	56,229
	Russell Conservative Class E	Mutual Fund — Lifestyle Funds	7,986	8,050
	Alliance Growth & Income	Mutual Fund — Domestic Equity	23,439	24,753
	Van Kampen Emerging Growth Fund	Mutual Fund — Domestic Equity	2	2
	Federated Government Obligations	Cash Equivalent	2,430	2,430
*	Participant Loans	2.62% to 3.96%, maturities through 2012	-	67,405

			$3,927,917	$4,608,031

*	Party-in-interest
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROCKVILLE BANK 401(k) PLAN

Date: 6/27/06	By:	/s/ David A. Engelson

David A. Engelson
Chairman of the Human Resources Committee acting as Plan Administrator
EXHIBIT INDEX
23.	Consent of Independent Accountants